Exhibit 99.1
NICE Integrated Security Solutions Implemented at Lima Metro, the
Mass Transit System for Latin America’s Fifth Largest City

In its first phase of commercial operations, Lima Metro uses NICE solutions suite to ensure the safety and security of millions of passengers

RA’ANANA, ISRAEL, August 7, 2012, NICE Systems (NASDAQ: NICE) today announced that Lima’s electric train authority, Autoridad Autónoma Tren Electrico (AATE), has implemented NICE’s integrated security solutions at Lima Metro, the new mass transit system for Lima, Peru, which is the fifth largest city in Latin America. Serving millions of passengers monthly, Lima Metro is using the NICE solutions portfolio to address security, safety, and operational risks on the transit system.

The NICE implementation is part of the large-scale Lima Metro project, which, in its first stage, included deployment at the train system’s operational control center as well as at 16 stations along Line 1. Line 1, which began commercial operations in April 2012, is a 22 kilometer (13.7 mile) train line that links the southern suburbs of Lima to the downtown area.

Overseeing the entire project is Lima’s Electric Train Consortium, Consorcio Tren Eléctrico (CTE), which was chosen by AATE as the main contractor for Line 1. System integrator Energetica S.A. collaborated with NICE on the installation of the NICE solutions and is providing ongoing support.

The NICE solutions that have been deployed at Lima Metro include NiceVision, NiceLog and NICE Inform, which together provide a wide range of security capabilities to maximize the effective handling of the entire incident lifecycle, from real-time management of the event to the investigation and debriefing stage. Using these solutions, Lima Metro is able to capture all voice communications between the control center, the train cars, and the stations and synchronize these recordings with video surveillance from any of 128 IP video cameras set up along the transit system in order to accurately reconstruct and investigate any incident or emergency situation.

The NICE solutions package also offers a high level of redundancy and reliability, as video recording will be conducted locally at each train station and centrally at the train system’s operational control center.

“NICE was the only company able to provide a multi-layered solution to address Lima Metro’s complete security needs,” said AATE Operations Manager Walter Arboleda. “Should an emergency or operational issue occur, NICE solutions will help Lima Metro personnel better manage that incident in real time and more thoroughly investigate it after the fact.”

“Lima Metro joins a growing list of transit operations that are using NICE’s integrated security solutions to secure people, operations, and infrastructure,” said Guy Yaniv, General Manager of the Surveillance Solutions Division at NICE. “We’re excited to be part of such an important public safety project in this large, metropolitan city. We’re also happy to see the growing adoption of our security solutions in Latin America.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The solution enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Autoridad Autónoma Tren Eléctrico (AATE)
Lima’s electric train authority (AATE) owns and oversees Lima Metro. AATE is part of Peru’s national transport, communications, housing and constructing ministry (MTC). The Lima Metro is an above ground mass transit (electric train system) for the city of Lima, Peru. Lima is the capital and largest city of Peru. Together with the seaport of Callao, it forms a contiguous urban area known as the Lima Metropolitan Area. With a population fast approaching 9 million, Lima is the fifth largest city in Latin America. More info: http://www.aate.gob.pe/

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.